                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 27)


                          Archstone Communities Trust
                   (Formerly Security Capital Pacific Trust)
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $1.00 Per Share
                        (Title of Class of Securities)


                                  039581 10 3
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

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CUSIP No. 039581 10 3

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   54,540,283
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                54,540,283
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,540,283

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.2%

14   TYPE OF REPORTING PERSON

     CO
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                                 SCHEDULE 13D

     This Amendment No. 27 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990 and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991, November 8, 1991, December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 25, 1994, October 7,
1994, December 6, 1994, March 23, 1995, April 30, 1997, October 8, 1997 and
April 3, 1998.

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated as of April 1, 1998, as amended, between the Company and Security Capital Atlantic Incorporated ("ATLANTIC"), upon the closing of the merger described in Item 4 below, each share of ATLANTIC common stock ("ATLANTIC Stock") was converted into the right to receive one Common Share. As a result, Security Capital acquired 23,853,211 Common Shares in exchange for its 23,853,211 shares of ATLANTIC Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

     Effective July 1, 1998, ATLANTIC was merged (the "Merger") with and into the Company, with the Company being the surviving entity. Pursuant to the Merger, each outstanding share of ATLANTIC Stock was converted into the right to receive one Common Share and each outstanding share of ATLANTIC Series A Cumulative Redeemable Preferred Stock was converted into the right to receive one Series C Cumulative Redeemable Preferred Share of Beneficial Interest of the Company. As a result, Security Capital acquired 23,853,211 Common Shares in exchange for its 23,853,211 shares of ATLANTIC Stock.

     Upon consummation of the Merger, the Company and Security Capital agreed to amend certain terms of the Third Amended and Restated Investor Agreement dated as of September 9, 1997 (the "Investor Agreement"), as summarized below. Pursuant to such amendment, without first having consulted with the nominees of Security Capital designated in writing, the Company may not seek approval of the Board of Trustees of the Company of (i) incurring any expenses in any year exceeding (a) any line item in the annual budget by the greater of $1,000,000 or 20% and (b) the total expenses set forth in the annual budget by 15%; (ii) the acquisition or sale of any assets in any single transaction or series of related transactions in the ordinary course of the Company's business where the aggregate purchase price paid or received by the Company exceeds $50,000,000; and (iii) entering into any new contract with a service provider (a) for investment management, property management, or leasing services or (b) that reasonably contemplates annual contract payments by the Company in excess of $2,000,000.

     Additionally, for so long as Security Capital owns at least 10% of the outstanding Common Shares, the Company may not increase the number of persons serving on the Board of Trustees to more than 12. Security Capital will also be entitled to designate one or more persons as trustees as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding Common Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 25% of the outstanding Common Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board of Trustees as the number of Common Shares beneficially owned by Security Capital bears to the total number of outstanding Common Shares.

     Except for the provisions of the Investor Agreement summarized above, all other provisions of the Investor Agreement remain in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The following table sets forth, as of July 1, 1998, the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                         Number of Shares
                                           Beneficially         Percent of
Person                                      Owned (1)         All Shares (1)
------                                   ----------------    -----------------

Security Capital Group Incorporated        54,540,283 (2)            38.2%
Samuel W. Bodman (3)                            2,325                  *
Hermann Buerger                                     0                  *
John P. Frazee, Jr. (4)                        13,887                  *
Cyrus F. Freidheim, Jr.                         5,555                  *
H. Laurance Fuller (5)                          1,110                  *


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Ray L. Hunt (6)                  407,403              *
John T. Kelley, III (7)           19,085              *
William D. Sanders (8)           311,026              *
Peter S. Willmott                 18,922              *
C. Ronald Blankenship (9)         36,029              *
Thomas G. Wattles (10)                12              *
Anthony R. Manno, Jr. (11)         1,503              *
Jeffrey A. Cozad (12)              5,092              *

*    Less than 1%


(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.
(3) Consists of 775 Common Shares in Diane Barber Bodman's IRA account, 1,300 Common Shares owned by Perry O. Barber, Jr. Family Trust for which Diane Barber Bodman is Trustee, 250 Common Shares held for the benefit of Caroline K. Barber and Perry O. Barber, Mrs. Bodman's children. Mr. Bodman claims no beneficial interest in these Common Shares.
(4)  Common Shares are held in Mr. Frazee's IRA account.
(5)  Includes 555 Common Shares held by Mr. Fuller's wife.
(6) Includes 1,666 Common Shares held by a family trust for which Mr. Hunt is trustee, 4,998 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 27,775 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 1,666 Common Shares held by a corporation that Mr. Hunt owns. Excludes 1,666 Common Shares that Mr. Hunt's wife owns as a separate property and 111,800 Common Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt, as to which Mr. Hunt disclaims beneficial ownership.
(7) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire [6,000] Common Shares.
(8) Includes 84,786 Common Shares held by Mr. Sanders' family partnership, 194,849 Common Shares held by a corporation which Mr. Sanders owns and 16,071 Common Shares held by the Sanders Foundation.
(9) Includes 14,935 Common Shares owned by a corporation of which Mr. Blankenship is a controlling shareholder.
(10) Shares held by Mr. Wattles' children.
(11) Three Common Shares are held in trusts for Mr. Manno's children.
(12) Common Shares are held by a trust for which Mr. Cozad is trustee.

     (c) No transactions were effected by the persons in the foregoing table in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 above are incorporated herein by reference.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1 Agreement and Plan of Merger dated as of April 1, 1998 by and between Security Capital Pacific Trust and Security Capital Atlantic Incorporated (incorporated by reference to Exhibit 2.1 of the Security Capital Pacific Trust Form 8-K dated April 1, 1998).

Exhibit 2 Amendment No. 1 to Investor Agreement, dated July 7, 1998, between Archstone Communities Trust and Security Capital Group
           Incorporated (incorporated by reference to Exhibit 10.1 of the Archstone Communities Trust Form 8-K dated July 6, 1998).
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                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 7, 1998     SECURITY CAPITAL GROUP INCORPORATED



                         By:/s/ Jeffrey A. Klopf
                            --------------------
                         Name:  Jeffrey A. Klopf
                         Title:  Secretary